K&L | GATES	Kirkpatrick & Lockhart Preston Gates Ellis LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

May 1, 2007

VIA EDGAR

Mr. Sonny Oh U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Form N-14 Registration Statement of EQ Advisors Trust (File No. 333-140137)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on February 20, 2007 concerning the Registration Statement on Form N-14 (the “Registration Statement”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 22, 2007, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 1 to the Trust’s Registration Statement, as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Registration Statement.

GENERAL

1.	Incorporation by Reference

When incorporating other documents or filings by reference in the prospectus or statement of additional information (“SAI”), include applicable file numbers. General Instruction G of Form N-14 directs attention to Rule 411 under the Securities Act of 1933, as amended (“1933 Act”), which requires, in part, file numbers for previously filed documents incorporated by reference.

The Trust has made the requested change.

PROXY STATEMENT/PROSPECTUS

1.	Share Class Identification

For clarity, specify the classes of shares involved in the Reorganization and the differences between them on the front cover page of the Proxy Statement/Prospectus and in the “Dear Contractholder” letter, the “Notice of Special Meeting” and the “Information Statement.”

The Trust has not made the requested change because the requested disclosure appears prominently in the “Summary” section on page 1 of the Proxy Statement/Prospectus and in the bullet point lists at the beginning of each proposal.

2.	Outside Front Cover Page (page i)

(a)	Include the disclosure regarding the SAI required by Item 1(b)(4)(iii) and (b)(5) of Form N-14.

The Trust has made the requested change.

(b)	Reconcile the use of the term “Shareholder” as defined in the last sentence of the first paragraph on page i. with the use of the term “shareholder,” for example in the first sentence on page 2.

The Trust has conformed the references to “shareholders” throughout the Proxy Statement/Prospectus.

(c)	Define the term “Advisers” in the first sentence of the first bullet point on page 3.

The Trust has made the requested change.

3.	Summary

Clarify the third to last sentence on page 1.

The Trust has made the requested change.

4.	Description of the Proposal (page 2)

(a)	For clarity and in light of Plain English rules, consider using sub-bullets in the synopsis disclosure on pages 2 through 4.

The Trust has made the requested change.

(b)

Confirm accuracy of (and revise if necessary) the disclosure provided in the first bullet point on page 2 and the related discussion regarding the comparison of the investment objective, policies, and strategies of the Portfolios beginning on page 5. Highlight differences and the impact of such differences. For example, the Trust should verify that as part of the Equity Portfolio’s principal investment strategies, the Portfolio may invest (i) 65% of its assets in large capitalization companies, (ii) in futures and options to a limited extent, and (iii) 30% of its assets in foreign securities. Moreover, the Trust should verify the accuracy of the disclosure provided in the first and fourth row under the “Equity Portfolio” column of the table on page 6. The Trust also should verify that as part of the Growth Portfolio’s principal investment strategies, it may invest in equity securities of small and mid-capitalization companies, to a limited extent.

The Trust has revised the bullet points referenced in the comment and confirms their accuracy. In addition, the Trust has revised the disclosure to further highlight any differences between the portfolios.

(c)	In the last bullet point on page 3, reconcile the use of the term “last fiscal year” with the second sentence of the first paragraph under “Comparative Fee and Expense Tables” on page 15.

The Trust has updated all financial information to reflect results for the last fiscal year ended December 31, 2006.

(d)	Insert “total” in lieu of “net” the second time “net annual operating expenses” appears in the last bullet point on page 3.

The Trust has made the requested change.

(e)	Move the fee and expense tables so that they appear before the “Comparison of Investment Objectives, Policies and Strategies” section on page 5 as required by Item 3 of Form N-14.

The Trust has not made the requested change because it does not believe that it is required by Item 3 of Form N-14. In this connection, the Trust notes that the only ordering requirements in Item 3 of Form N-14 are in sub-paragraphs (b) and (c), neither of which relate to the placement or location of the fee and expense tables.

(f)	Reconcile the disclosure in the last paragraph on page 1 with the last sentence of the second bullet point and the third bullet point on page 4 (i.e., explain how the transaction costs incurred in liquidating any assets of the Acquired Portfolio will affect the statement made in the last paragraph on page 1).

The Trust not made any changes in response to this comment because it believes that the disclosures referenced in the comment are consistent with each other.

5.	Comparison of Principal Risk Factors (page 6)

(a)	Revise the disclosure to focus on the principal risks associated with each Portfolio including any differences and the impact of such differences. For example, note the omission of Small- and Mid-Capitalization Company Risk for the Equity Portfolio. Moreover, many of the principal risks listed for each Portfolio do not necessarily correlate with the principal investment strategies discussed in the prior section.

The Trust has made the requested change to clarify the principal risks of investing in each Portfolio.

(b)	For the list of additional risks to which a Portfolio may be subject beginning on page 13, if applicable, tailor the disclosure to those risks that actually apply to the Portfolios and highlight any differences.

The Trust has made the requested change.

6.	Comparative Fee and Expense Tables (page 15)

(a)	For clarity, delete “Total” from the last line item designated “Net Total Annual Portfolio Operating Expenses” in the annual operating expenses table.

The Trust has made the requested change.

(b)	Modify the sentence preceding the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust has not made the requested change because the requested disclosure is currently included in the immediately preceding paragraph.

(c)	Explain to the staff the basis for including the third sentence in the paragraph preceding the “Example of Portfolio Expenses” on page 16.

The relevant disclosure responds to Instruction 4(f) of Item 3 of Form N-1A by clarifying that there are no sales or other charges imposed on redemptions of shares of EQ Trust.

7.	Comparative Performance Information (page 16)

(a)	In footnote “**” to the average annual return tables on page 18, clarify the statement that the Equity Portfolio’s Class IA shares “have not commenced operations.”

The Trust has made the requested change.

(b)	Insert a caption prior to the first full paragraph on page 18 that clearly describes the source of the prior performance and that the performance is not that of the Equity Portfolio (e.g., “Adviser’s Prior Performance”).

The Trust has made the requested change.

(c)	In the first full paragraph on page 18, clarify the clause “unless otherwise noted” and, if applicable, disclose any exclusions and note that any exclusions must not make the comparisons misleading.

The Trust has deleted the relevant disclosure.

(d)	In the last paragraph on page 18, disclose the relationship between the fees and expenses of the composite account and those of the Equity Portfolio. For example, if those of the composite account are lower, disclose that use of the Equity Portfolio would have lowered the performance results.

The Trust has made the requested change.

(e)	Disclose that performance figures do not reflect contract fees and expenses and that, if they did, the returns would be lower.

The Trust has not made the requested change because the requested disclosure currently appears in the second paragraph before the performance table.

(f)	In the table at the bottom of page 19, disclose the inception dates corresponding to the performance figures provided in the last column.

The Trust has made the requested change.

8.	Terms of the Reorganization (page 20)

(a)	Specify what “value” will be used as the basis for the Reorganization and how it will be determined.

The Trust has not made the requested change because the disclosure in the section entitled “Terms of the Reorganization Agreement” currently states that shareholders will receive Acquiring Portfolio Shares equal in value to their Acquired Portfolio Shares. In addition, the Trust notes that details regarding the calculation of “value” are included in the Reorganization Agreement, which is cross-referenced in this section of the Proxy Statement/Prospectus and included in Appendix A thereto.

(b)	Where additional information is subsequently provided in regard to this or any other sections, the staff recommends that a cross-reference to the subsequent disclosure be provided.

The Trust believes it has provided cross-references where appropriate.

9.	Federal Income Tax Consequences of the Reorganization (page 25)

Include disclosure regarding the tax consequences applicable to contractholders.

The Trust has made the requested change.

10.	Additional Information about the Equity Portfolio—Management Fees (page 27)

Clarify the placement of the parenthetical found in the first paragraph on page 28.

The Trust has reviewed the relevant parenthetical and believes its location is appropriate.

11.	Voting Information (page 36)

(a)	Under “Voting Rights,” the number of outstanding shares and votes attributed to them should include the registrant and the company being acquired. See Item 7(c)(3) of Form N-14.

The Trust has not made the requested change. Item 7(c)(3) of Form N-14 refers to Item 6(a) of Schedule 14A under the 1934 Act, which requires disclosure regarding the number of shares outstanding and the number of votes to which each class is entitled with respect to each class of securities “entitled to vote at the meeting.” The Trust has not included this information for the Acquiring Portfolios because shares of these Portfolios are not entitled to vote at the meeting.

(b)	Under “Required Shareholder Vote,” the last sentence of the first paragraph refers to a “quorum” without explaining the term. Disclose what constitutes a quorum.

The Trust has not made the requested change because the term “quorum” is defined in the second sentence of the first paragraph under the section entitled “Required Shareholder Vote.”

(c)	Disclose whether mirror voting will take place.

The Trust has not made the requested change because the requested disclosure is currently included in the last sentence of the second paragraph under the section entitled “Solicitation of Proxies and Voting Instructions.”

12.	Appendix A

If applicable, modify the Agreement to reflect any changes made to this Registration Statement.

The Trust has not made the requested change because it does not believe any changes made in the Registration Statement in response to your comments are applicable to the Reorganization Agreement.

PART C

1.	Indemnification

Apply the relevant provisions noted in the Instruction to Item 15 of Form N-14, as applicable.

The Trust has made the requested change.

2.	Exhibits

(a)	For clarity, identify what Appendix A represents, as identified in Exhibit 4.

The Trust has identified Appendix A as the Plan of Reorganization and Termination, as set forth in Exhibit 4.

(b)	Confirm “None” for Exhibit 5.

The Trust has revised the response for Exhibit 5.

(c)	Provide exhibits of all relevant powers of attorney utilized in connection with this Registration Statement, all of which must “relate to a specific filing” as required by Rule 483(b) under the 1933 Act.

Post-Effective Amendment No. 1 to the Registration Statement includes new powers of attorney relating to the Registration Statement.

ACCOUNTING COMMENTS

1.	Expense Table (page 11)

Since Class IA shares of the Acquiring Portfolio had not commenced operations as of June 30, 2006, state that the expenses shown for this class are estimated.

The Trust has made the requested change.

2.	Average Annual Total Return Table (page 12)

Currently, the returns shown for Class IA shares of the Acquired Portfolio for the five-year and since-inception periods are the returns of the Portfolio’s Class IB shares. Explain the basis for not reflecting the actual performance of Class IA shares, beginning at the inception date of the Class IA shares, in these amounts.

The Trust has revised the relevant footnote to explain that, for periods prior to the date that the Growth Portfolio began issuing Class IA shares, the performance shown is that of Class IB shares.

3.	Performance of Similarly-Managed Funds/Accounts (page 14)

Provide a description of the indices used for performance comparison.

The Trust has made the requested change.

4.	Capitalization Table (page 14)

(a)	Format the table so that the adjustment rows precede the pro forma combined rows.

The Trust has made the requested change.

(b)	Include a footnote to explain the adjustment to shares outstanding to arrive at the pro forma combined number. Also clarify why “Adjustments” have “Net Asset Value Per Share” entries.

The Trust has made the requested change.

5.	Federal Income Tax Consequences (page 18)

Discuss the possible loss or limitations on the use of pre-combination capital loss carryforwards during the periods subsequent to the Reorganization.

The Trust has made the requested change.

6.	Pro Forma Financial Statements

Include a statement at the top of each financial statement and the notes thereto that the pro forma financial statements are unaudited.

The Trust has made the requested change.

7.	Pro Forma Schedule of Investments

Since no adjustments are shown on the schedule, include a statement to the effect that as of June 30, 2006, all of the portfolio securities held by the Acquired Portfolio would comply with the investment restrictions and/or compliance guidelines of the Acquiring Portfolio.

The Trust has made the requested change.

8.	Notes to the Pro Forma Financial Statements

Include notes discussing the use of estimates in preparing the financial statements and which Portfolio will be the surviving entity for accounting purposes.

The Trust has made the requested change.

MISCELLANEOUS

Provide “Tandy” representations and a response letter in the form of an EDGAR correspondence in regard to this Proxy Statement/Prospectus.

The Trust has provided the requested “Tandy” representations and this response letter in the form of separate EDGAR correspondence filed with Post-Effective Amendment No. 1 to the Registration Statement.

*    *    *    *    *

Should you have any further comments on these matters, or any questions, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.

AXA Equitable Life Insurance Company

Arthur J. Brown, Esq.

Kirkpatrick & Lockhart Preston Gates Ellis LLP